

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Thomas Shannon
Chairman and Chief Executive Officer
Bowlero Corp.
7313 Bell Creek Road
Mechanicsville, Virginia 23111

   Re: Bowlero Corp.
     Form 10-K for Fiscal Year Ended July 3, 2022
     File No. 001-40142

Dear Thomas Shannon:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services